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                                                                          2931


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER

                            PICTURETEL CORPORATION
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                (Exact name of issuer as specified in charter)

                       222 Rosewood Drive, Danvers, MA
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                   (Address of principal executive offices)

Issuer's telephone number, including area code 508-762-5000
                                               ---------------------------------

                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security     Common Stock
                      ----------------------------------------------------------

2.  Number of shares outstanding before the change    16,228,243
                                                   -----------------------------

3.  Number of shares outstanding after the change     32,456,486
                                                  ------------------------------

4.  Effective date of change    100% stock dividend to be paid
                                November 14, 1995 to stockholders
                                of record on October 30, 1995
                            ----------------------------------------------------

5. Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

    2 for 1 Stock Split accomplished by 100% stock dividend
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Give brief description of transaction   stock split to be effected by a 100%
                                      ------------------------------------------
stock dividend of one share of Common Stock on each outstanding share of
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Common Stock
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                        II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change     N/A
                         -------------------------------------------------------

2.  Name after change        N/A
                      ----------------------------------------------------------

3.  Effective date of charter amemdment changing name    N/A
                                                      --------------------------

4.  Date of shareholder approval of change, if required  N/A
                                                        ------------------------

Date   November 8, 1995                                 /s/ Les B. Strauss
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                                                 (Officer's signature and title)